# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Westport Fuel Systems Inc., CIK 0001370416
CUSIP: 960908507
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1691 WEST 75TH AVENUE, VANCOUVER, Canada (Federal Level) (Z4), V6P 6P2
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001132859
Persons authorized to receive notices and communications: Ryan J. York, Accretive Legal, PLLC, 34522 N Scottsdale Rd., STE 120-113, Scottsdale, Arizona (AZ), 85266, (425) 786-9256

## Reporting persons
- Kevin Douglas (CIK 0001132859): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,427,523; sole dispositive power 0; shared dispositive power 1,816,689; aggregate amount beneficially owned 1,816,689 (10.5% of the class)
- Michelle Douglas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,284,478; sole dispositive power 0; shared dispositive power 1,329,478; aggregate amount beneficially owned 1,329,478 (7.7% of the class)
- James E. Douglas, III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 329,166; shared voting power 0; sole dispositive power 0; shared dispositive power 329,166; aggregate amount beneficially owned 329,166 (1.9% of the class)
- K&M Douglas Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 661,165; sole dispositive power 0; shared dispositive power 661,165; aggregate amount beneficially owned 661,165 (3.8% of the class)
- Irrevocable Descendant's Trust FBO Alexander James Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 154,506; shared voting power 0; sole dispositive power 154,506; shared dispositive power 0; aggregate amount beneficially owned 154,506 (0.9% of the class)
- Irrevocable Descendant's Trust FBO Amanda Anne Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 154,505; shared voting power 0; sole dispositive power 154,505; shared dispositive power 0; aggregate amount beneficially owned 154,505 (0.9% of the class)
- Irrevocable Descendant's Trust FBO Jake Edward Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 154,506; shared voting power 0; sole dispositive power 154,506; shared dispositive power 0; aggregate amount beneficially owned 154,506 (0.9% of the class)
- Irrevocable Descendant's Trust FBO Summer Jean Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 154,506; shared voting power 0; sole dispositive power 154,506; shared dispositive power 0; aggregate amount beneficially owned 154,506 (0.9% of the class)
- Nonexempt Trust FBO Kevin G. Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 143,045; shared voting power 0; sole dispositive power 143,045; shared dispositive power 0; aggregate amount beneficially owned 143,045 (0.8% of the class)
- Nonexempt Trust FBO James E. Douglas, III: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 143,043; shared voting power 0; sole dispositive power 0; shared dispositive power 143,043; aggregate amount beneficially owned 143,043 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Westport Fuel Systems Inc.
Address of issuer's principal executive offices: 1691 WEST 75TH AVENUE, VANCOUVER, Canada (Federal Level) (Z4), V6P 6P2
Comment:
This Amendment No. 10 ("Amendment") amends and supplements the Schedule 13D filed with the SEC on October 31, 2014, as previously amended by the Schedule 13D/A filed with the SEC on September 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on March 21, 2016, as previously amended by the Schedule 13D/A filed with the SEC on June 8, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 12, 2018, as previously amended by the Schedule 13D/A filed with the SEC on May 4, 2020, as previously amended by the Schedule 13D/A filed with the SEC on March 30, 2021, as previously amended by the Schedule 13D/A filed with the SEC on June 9, 2021, as previously amended by the Schedule 13D/A filed with the SEC on January 25, 2024, and as previously amended by the Schedule 13D/A filed with the SEC on June 17, 2024 (the "Schedule 13D"). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of this Schedule 13D are hereby amended as follows.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) is hereby amended and supplemented to add the following:

On March 31, 2025, the Issuer entered into an agreement (the "Agreement") to sell its interest in Westport Fuel Systems Italia S.r.l. (the "Transaction").

At the request of the Issuer, the Reporting Persons entered into a Lock-Up Agreement with the Issuer on April 30, 2025 (the "Lock-Up Agreement"). Pursuant to, and subject to the terms of, the Lock-Up Agreement, the Reporting Persons agreed, among other things, to vote all of the Common Shares beneficially owned by them in favor of the Transaction, and against any other action or proposal that could reasonably prevent the consummation of the Transaction. The Reporting Persons also agreed, subject to limited exceptions, not to transfer any Common Shares beneficially owned by the Reporting Persons until the Lock-Up Agreement is terminated.

The obligations in the Lock-Up Agreement will terminate, among others, upon the earlier of the mutual written consent of the Issuer and the Reporting Persons, the completion of the Transaction, any termination of the Agreement, and the delivery of written notice of termination by the Reporting Persons to the Issuer following any Fundamental Amendment of the Agreement (defined to include, among other things, an amendment to, or waiver or other modification by the Issuer of any provision of the Agreement that reduces the amount of the consideration to be received by the Issuer or that would result in monetary liability to the Reporting Persons).

The foregoing summary of the principal terms of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Lock-Up Agreement filed as Exhibit 7.3 to this Amendment and incorporated herein by reference.

No additional consideration was paid by or to the Issuer, or the Reporting Persons in connection with the Lock-Up Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.

Other than as described in this Amendment, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The perecentage of outstanding Common Shares of the Issuer which may be deemed to be beneficially owned by each of the Reporting Persons is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 17,326,732 shares of the Issuer's Common Shares outstanding as of March 27, 2025, as reported on the Issuer's 6-K, filed with the U.S. Securities and Exchange Commission on April 4, 2025
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and supplemented as follows:

Kevin Douglas and his wife, Michelle Douglas, hold 661,165 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the Irrevocable Descendant's Trust FBO Alexander James Douglas which holds 154,506 shares, the Irrevocable Descendant's Trust FBO Amanda Anne Douglas which holds 154,505 shares, the Irrevocable Descendant's Trust FBO Jake Edward Douglas which holds 154,506 shares, and the Irrevocable Descendant's Trust FBO Summer Jean Douglas which holds 154,506 shares.

Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for 5,290 shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.

Kevin Douglas holds 143,045 shares as the trustee and beneficiary of the Nonexempt Trust FBO Kevin G. Douglas.

Kevin Douglas shares dispositive power with James E. Douglas, III, with respect to 186,123 shares held by James E Douglas, III, and 143,043 shares held by the Nonexempt Trust FBO James E. Douglas, III.

Kevin Douglas shares dispositive power with Michelle Douglas with respect to 15,000 shares held by the Alex Douglas 2K3 Trust, 15,000 shares held by the Jake Douglas 2K3 Trust, 15,000 shares held by the Amanda Douglas 2K3 Trust.

Kevin Douglas also has dispositive power with respect to 15,000 shares held by the Summer Douglas 2010 Trust.

Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the 5,290 shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.

James E. Douglas, III holds 143,043 shares as the trustee and beneficiary of the Nonexempt Trust FBO James E. Douglas, III.

Except as disclosed in this Amendment, none of the Filers beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Amendment, none of the Reporting Pesons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares that such Reporting Person may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: There were no transactions effected by the Reporting Persons in the Common Shares within the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons hereby add the following disclosure to this Item 6:

Other than as described in Item 4 of this Amendment, to the knowledge of the Reporting Persons, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The Reporting Persons hereby add the following disclosures to this Item 7.

7.1 Agreement Regarding Joint Filing Statement on Schedule 13D, dated June 14, 2024
(https://www.sec.gov/Archives/edgar/data/1132859/000119312524162611/d838189dex71.htm).

7.2 Limited Power of Attorney, dated June 14, 2024 (https://www.sec.gov/Archives/edgar/data/1132859/000119312524162611/d838189dex72.htm).

7.3 Lock-Up Agreement, dated April 30, 2025.

## Signatures
- Kevin Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas (05/01/2025)
- Michelle Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Michelle Douglas (05/01/2025)
- James E. Douglas, III: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for James E. Douglas, III (05/01/2025)
- K&M Douglas Trust: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (05/01/2025)
- Irrevocable Descendant's Trust FBO Alexander James Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (05/01/2025)
- Irrevocable Descendant's Trust FBO Amanda Anne Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (05/01/2025)
- Irrevocable Descendant's Trust FBO Jake Edward Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (05/01/2025)
- Irrevocable Descendant's Trust FBO Summer Jean Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (05/01/2025)
- Nonexempt Trust FBO Kevin G. Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (05/01/2025)
- Nonexempt Trust FBO James E. Douglas, III: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for James E. Douglas, III, Trustee (05/01/2025)
Comment: This Amendment was executed by Eileen Wheatman on behalf of the individuals listed above pursuant to a Limited Power of Attorney, a copy of which was previously filed with the SEC as an exhibit to the Schedule 13D/A filed on June 17, 2024.